FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2016

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 20 April 2016

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 20 April 2016
                                        Result of 2016 AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2016 Annual General Meeting in Leatherhead. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for re-election and were duly re-elected by the shareholders of Unilever PLC:
Nils Andersen, Laura Cha, Vittorio Colao, Louise Fresco, Ann Fudge, Judith Hartmann, Mary Ma, Paul Polman, John Rishton and Feike Sijbesma.

Merijn Dekkers, Strive Masiyiwa, Youngme Moon and Graeme Pitkethly were proposed for election for the first time and were duly elected by the shareholders of Unilever PLC.

Each proposed candidate for election or re-election is also being proposed for election or re-election to the Board of Unilever N.V. and therefore the resolution to elect or re-elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 21 April 2016 (or at any adjournment thereof) and become effective on the conclusion of the Unilever N.V. 2016 AGM or at any adjournment thereof.

Hixonia Nyasulu and Michael Treschow will retire as Non-Executive Directors at the close of the Unilever N.V. AGM on 21 April 2016.

POLL RESULTS - ANNUAL GENERAL MEETING 20 APRIL 2016

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2015	925,100,083	99.03	9,027,328	0.97	934,127,411	72.78%	635,528
2. To approve the Directors' Remuneration Report for the year ended 31 December 2015	881,544,466	94.49	51,443,685	5.51	932,988,151	72.69%	1,772,026
3. To re-elect Mr N S Andersen as a Director	923,811,750	99.71	2,685,148	0.29	926,496,898	72.19%	8,271,914
4. To re-elect Mrs L M Cha as a Director	930,115,775	99.58	3,931,882	0.42	934,047,657	72.78%	720,453
5. To re-elect Mr V Colao as a Director	924,304,364	99.76	2,178,047	0.24	926,482,411	72.19%	8,286,300
6. To re-elect Professor L O Fresco as a Director	933,316,908	99.92	732,554	0.08	934,049,462	72.78%	719,351
7. To re-elect Ms A M Fudge as a Director	930,900,252	99.66	3,154,907	0.34	934,055,159	72.78%	713,942
8. To re-elect Dr J Hartmann as a Director	932,758,746	99.86	1,277,633	0.14	934,036,379	72.77%	732,155
9. To re-elect Ms M Ma as a Director	932,603,152	99.85	1,425,822	0.15	934,028,974	72.77%	731,171
10. To re-elect Mr P G J M Polman as a Director	933,288,015	99.92	771,336	0.08	934,059,351	72.78%	711,819
11. To re-elect Mr J Rishton as a Director	933,476,984	99.93	637,744	0.07	934,114,728	72.78%	657,991
12. To re-elect Mr F Sijbesma as a Director	929,810,428	99.57	4,038,642	0.43	933,849,070	72.76%	919,285
13. To elect Dr M Dekkers as a Director	933,169,386	99.93	610,221	0.07	933,779,607	72.75%	992,855
14. To elect Mr S Masiyiwa as a Director	932,984,312	99.91	837,277	0.09	933,821,589	72.76%	947,946
15. To elect Professor Y Moon as a Director	933,195,656	99.91	832,048	0.09	934,027,704	72.77%	745,679
16. To elect Mr G Pitkethly as a Director	922,373,727	98.75	11,655,369	1.25	934,029,096	72.77%	744,393
17. To re-appoint KPMG LLP as Auditors of the Company	933,648,291	99.96	378,015	0.04	934,026,306	72.77%	745,826
18. To authorise the Directors to fix the remuneration of the Auditor	933,493,165	99.95	487,721	0.05	933,980,886	72.77%	788,947
19. To authorise Political Donations and Expenditure	912,203,196	98.33	15,462,065	1.67	927,665,261	72.28%	7,095,055
20. To renew the authority to Directors to issue shares	920,543,323	98.53	13,724,133	1.47	934,267,456	72.79%	496,708
21. To renew the authority to Directors to disapply pre-emption rights	874,818,380	95.60	40,290,143	4.40	915,108,523	71.30%	19,660,558
22. To renew the authority to the Company to purchase its own shares	925,568,621	99.12	8,200,683	0.88	933,769,304	72.75%	999,905
23. To shorten the Notice period for General Meetings	797,105,798	85.34	136,957,327	14.66	934,063,125	72.78%	707,407

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included to in the table above.

- The total number of Unilever PLC Ordinary shares with voting rights in issue at 1.30pm on Wednesday 20 April 2016 was 1,283,459,367. 26,696,994 Ordinary shares are held in treasury and do not have voting rights attached.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

20 April 2016

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.